JPMORGAN INSURANCE TRUST

VIA EDGAR CORRESPONDENCE

June 1, 2009

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Response to Comments on a Proxy Statement for JPMorgan Insurance Trust (33-66080, 811-7874) (the “Trust”), preliminary filing January 6, 2009 (the “Proxy Statement”)

Dear Ms. Samuel:

The following are our responses to the comments that you provided on the Proxy Statement.

1.         Comments on the Shareholder Letter

a.         Comment: Please move the statement regarding how JPMorgan Investment Advisors Inc. and its affiliates (collectively “JPMorgan”) will vote the shares they hold directly from the bolded fourth paragraph to the fifth paragraph.

Response: The statement has been moved.

b.         Comment: Please confirm that the Trust’s mixed and shared funding order allows JPMorgan to vote the shares that JPMorgan holds directly “for” the proposal and does not require proportional voting.

Response:   We hereby confirm that the Trust’s mixed and shared funding order allows JPMorgan to vote the shares that JPMorgan holds directly “for” the proposal.

c.         Comment: Please add language about how proportional voting by the insurance companies operates.

Response: In response to the comment, we have added the following disclosure to the fifth paragraph:

Shares for which a Participating Insurance Company receives no timely voting instructions from Affected Contract Owners will be voted by that Participating Insurance Company FOR or AGAINST approval of the proposal, or as an abstention, in the same proportion as the shares for which Affected Contact Owners have

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
June 1, 2009

provided voting instructions to the Participating Insurance Company. This proportional voting may result in a small number of Affected Contract Owners determining the vote on the proposal.

2.         Comment on the Notice of Shareholder Meeting

Comment: Please disclose that under the Trust’s mixed and shared funding order, if an insurance company does not receive instructions from a contract owner, it will vote the shares for which it has not received instructions in the same proportion, for or against the proposal or as an abstention as it votes the shares for which it has received instructions.

Response: In response to the comment, we have added the following disclosure to the fourth paragraph of the Notice:

Shares for which a Participating Insurance Company receives no timely voting instructions from Affected Contract Owners will be voted by that Participating Insurance Company FOR or AGAINST approval of the proposal, or as an abstention, in the same proportion as the shares for which Affected Contact Owners have provided voting instructions to the Participating Insurance Company. This proportional voting may result in a small number of Affected Contract Owners determining the vote on the proposal.

3.         Comment on the Proxy Statement

a.         Comment: Please disclose the number of shares of the JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio (“the Portfolio”) as of the record date.

Response: As we discussed, the number of record date shares is disclosed on page 2 of the Proxy Statement.

b.         Comment: Please confirm there are not any additional risks associated with the change to the Portfolio’s investment objective that should be disclosed

Response: We do not believe that there are additional risks that need to be disclosed.

c.         Comment: Please include a cross reference to the “Other Voting Information” section in the “Required Vote” section at the end of Proposal 1.

Response: In response to the comment, we added the cross reference.

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
June 1, 2009

d.        Comment: Please revise the disclosure in the third paragraph under “Other Voting Information” to be consistent with the Trust’s mixed and shared funding order with respect to voting of shares for which no instructions are provided.

Response: In response to the comment, the disclosure was revised to read as follows:

Voting Instructions Cards will be voted in accordance with the specifications thereon. Shares for which a Participating Insurance Company receives no timely voting instructions from Affected Contract Owners will be voted by that Participating Insurance Company FOR or AGAINST approval of the proposal, or as an abstention, in the same proportion as the shares for which Affected Contract Owners have provided voting instructions to the Participating Insurance Company. Shares of JPMIT owned by a Participating Insurance Company will also be voted in the same proportions as the shares for which voting instructions have been received from Affected Contract Owners. This proportional voting may result in a small number of Affected Contract Owners determining the vote on the proposal.

e.         Comment: Please confirm that the missing information in the “Quorum” section and in Exhibit A will be completed.

Response: Once the record date information was received, the information was completed prior to printing and mailing the Proxy Statement.

4. Additional Comment Concerning Web Posting

Comment: Pursuant to recently effective rules, the Proxy Statement has to be posted to a website other than the website of the Securities and Exchange Commission and must include a statement in the Notice informing shareholder where it is posted.

Response: In response to the comment, the Proxy Statement was posted online and appropriate disclosure was added to the Notice.

5.                     Comment: Please include the Tandy letter representations in your written comment letter.

Response: We hereby acknowledge on behalf of the Trust that:

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the Trust is responsible for the adequacy and the accuracy of the disclosure contained in Proxy Statement;

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Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings

Ms. Sally Samuel
Division of Investment Management
U.S. Securities and Exchange Commission
June 1, 2009

reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•

The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary